

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Ross Sklar
Chief Executive Officer
Starco Brands, Inc.
250 26th Street, Suite 200
Santa Monica, CA 90402

   Re: Starco Brands, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed May 20, 2022
     File No. 000-54892

Dear Mr. Sklar:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services